Gold Bullion Acquisition, Inc.

780 Reservoir Avenue, #123

Cranston, RI, 02910

Phone: 401-641-0405

Fax: 401-633-7300

November 7, 2012

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gold Bullion Acquisition, Inc.

Response to Staff Comments, November 2, 2012

Registration Statement Form 10-12G

Filed October 9, 2012

File No. 0-54822

To the men and women of the SEC:

General

1.) We are hereby advised and acknowledge that our registration statement will automatically become effective 60 days after filing.

2.) We acknowledge that some of the comments made will require changes to the Form 10 while other comments may require new and enhanced disclosure in the periodic Exchange Act Reports once subject to the reporting requirements.

3.) We have revised the gap in the page numbers as well as the corresponding page numbers in the table of contents in the beginning of the registration statement, (Form 10-12G).

4.) We added to the section “Form of Acquisition” on page 4 to include any difficulties we may have in obtaining financing, such as from other sources since the company has no income and zero cash reserves. We also added that the company is presently reliant on capital contributions towards expenses from our sole officer and director, Mr. Jeffrey DeNunzio. Furthermore, we stated that our sole officer and director, has not guaranteed that he will continue to support our capital needs and we may not have the ability to continue as a going concern.

5.) Additionally, we have clarified on page 5 that Mr. Jeffrey DeNunzio, our sole officer and director, does not intend on or plan on hiring any third parties to conduct an analysis for a target company or any other business opportunities.

6.) In our next amendment,We will revise page 17, Part D: Involvement in Certain Legal Proceedings, to comply with Item 401 (f) of Regulation S-K, which references 10 years.

7.) On page 16, Item 5: Directors and Executive Officers; we have clarified the previous experience that our sole officer and director Jeffrey DeNunzio has had in the past five years with other SEC Form 10-12G blank shell companies including name, nature, extent and duration of Mr. DeNunzio’s experience with each of these companies. We have also added a cross reference to this particular section on page 17, Item 5: Prior and Current Blank Check Company Experience.

8.) The clerical error in the stockholder’s deficit on page F-4 has been revised. The number highlighted in deficit accumulated during development stage was changed from ($2,000) to ($2,148).

The company, (Gold Bullion Acquisition, Inc.) is responsible for the adequacy and accuracy of the disclosure in this filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President & CEO